

Mail Stop 3628

June 23, 2009

Via Facsimile 508-497-8079 and U.S. Mail

June Duchesne, Esq.
EMC Corporation
176 South Street
Hopkinton, Massachusetts 01748

> **Re: Data Domain, Inc.**
> **Schedule TO-T filed June 2, 2009**
> **Schedule TO-T/A filed June 3, 2009**
> **Schedule TO-T/A filed June 9, 2009**
> **Schedule TO-T/A filed June 15, 2009**
>
> **Schedule TO-T filed June 17, 2009**
> **by EMC Corporation and**
> **   Envoy Merger Corporation**
> **File No. 5-83699**

Dear Ms. Duchesne:

    We have reviewed the above-captioned filings and have the following comments. Where indicated, we think you should revise the documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. All defined terms used here have the same meaning as in your filings, unless otherwise indicated.

    In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    The purpose of our review process is to assist you in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter. All defined terms used here have the same meaning as in the Offer to Purchase filed as Exhibit 99.(A)(1)(i)to the Schedule TO-T.

<u>Offer to Purchase</u>
<u>How does the offer relate to the announced merger between Data Domain and NetApp, Inc.? page 1</u>

1. Revise the disclosure in this paragraph to update the information and describe the increased NetApp bid. Since the consideration offered in the two bids is now roughly equal, provide support for your assertion that the EMC bid is superior.

<u>Introduction, page 6</u>

2. Even though you define several of the offer conditions here, you should list and fully enumerate all offer conditions in the "Conditions of the Offer" section beginning on page 38.

<u>Acceptance for Payment, page 10</u>

3. Refer to the disclosure in the first paragraph of this section. Only regulatory conditions, such as conditions relating to governmental approvals necessary to the consummation of the offer, may survive its expiration. Please confirm your understanding in your response letter.

<u>Withdrawal Rights, page 13</u>

4. See our last comment above. If a regulatory condition survives the expiration of this offer, or if the offer is otherwise extended, the "back end withdrawal rights" existing after July 31, 2009 may permit tendering shareholders to withdraw their shares, pending receipt of regulatory approvals. We believe this is important disclosure that should be provided to shareholders at the time the offer expires, pending receipt of those approvals. To the extent applicable, please confirm in your response letter your intent to provide disclosure of back end withdrawal rights in revised offer materials.

5. In addition, if the offer period expires but you do not accept tendered shares, pending receipt of regulatory approvals, please confirm in your response letter that you will notify shareholders of any developments in the regulatory approval process of which you become aware after expiration.

<u>Background of the offer, page 20</u>

6. Revise the disclosure in this section to describe the events taking place since the offer commenced, including the revised NetApp bid.

7. Throughout the Offer to Purchase, beginning on the cover page, you reserve the right to terminate the tender offer and negotiate or enter into a merger agreement with Data Domain instead. According to the Schedule 14D-9 filed by Data Domain, it requested

that EMC enter into a nondisclosure agreement containing a "standstill" provision, which Data Domain indicated was a precondition to its ability to negotiate with EMC under the terms of its merger agreement with NetApp. According to the Schedule 14D-9, EMC has not executed this agreement. Given that your offer materials contemplate entering into a merger agreement with Data Domain in lieu of this tender offer, explain why.

Purpose of the offer, page 35
Statutory Requirements; Approval of the Merger, page 35

Here or in the Conditions section, revise your disclosure to include an explanation as to how a shareholder may objectively determine that you are satisfied that the provisions of Section 203 of the Delaware General Corporation Law do not apply to the proposed merger. That is, describe the basis upon which you will make this determination.

Dividends and Distributions, page 38

8. You disclose that if Data Domain declares a dividend or any distribution on the Shares payable to stockholders on a record date before the transfer of those Shares to Purchaser, the offer price per share will be reduced to the extent of such dividend or distribution. Please note that even though you have disclosed the possibility in the existing offer materials, if a distribution occurs and you actually reduce the offer price accordingly, you may be required (depending on the days remaining in the offer period) to extend the offer and disseminate revised offer materials. See Rule 14e-1(b). Please confirm your understanding in your response letter.

Conditions of the Offer, page 38

9. As you are aware, all conditions other than regulatory approvals must be satisfied or waived prior to expiration. It is not clear to us how the conditions stated in subparagraph (iv), relating to the representations and warranties in the proposed merger agreement, may be satisfied prior to expiration. Revise your disclosure to explain how and when breach of a representation or warranty may be determined, and clarify that there is no ongoing right to assert a breach which would survive past the expiration date.

10. Refer to the language in the last sentence on page 39. The conditions may not be characterized as an "ongoing right that may be asserted at any time from time to time." As noted above, conditions, other than those dependent upon the receipt of government approvals, must be satisfied or waived prior to offer expiration. Please revise.

11. All conditions must be outside the control of the bidder in a tender offer. You condition this offer on the EMC Merger Agreement remaining in effect and not

having been terminated. If EMC has the ability to terminate that Agreement unilaterally, please revise the condition in accordance with our position.

Miscellaneous, page 42

12. You state that the offer "is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the offer or the acceptance thereof would not be incompliance with the laws of such jurisdiction." The all-holders provision in Rule 14d-10 requires that your tender offer be open to all target security holders, including persons located in foreign jurisdictions. While you are not required to disseminate the offer materials in jurisdictions outside of the United States, the statement that tenders from security holders in certain jurisdictions will not be accepted is impermissible. See Section II.G.1 of Release No. 34-58597. To the extent that you intended to limit your offer solely in reliance on Rule 14-10(b)(2), please clarify that in your response, but otherwise please revise to ensure compliance with Rule 14d-10.

Closing Comments

Please amend your filing in response to these comments. You may wish to provide us with marked copies of the amended filing to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filing and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the Company and its management are in possession of all facts relating to the Company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3267. You may also contact us via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Julia E. Griffith
Special Counsel
Office of Mergers & Acquisitions